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00187 ROMA
(39) 06 697 6791



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WRITER'S EMAIL ADDRESS:
rellison@shearman.com

July 11, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUL 25 2005
THOMSON FINANCIAL





Banca Carige S.p.A.
Information pursuant to Rule 12g3-2(b)
File No. 82 – 4758

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. (the "Company"), and pursuant to the exemption available under Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended, please find enclosed the following documents from April 28 through May 4, 2005, which should be added to category 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time-stamped on February 12, 1998):

(i) A notice to shareholders dated April 2005 convening an ordinary shareholders' meeting on April 28, 2005;

(ii) A press release dated April 29, 2005 announcing the approval of the Company's financial statements for 2004, the payment of dividends of €0.0723 per ordinary share and €0.0923 per savings share, and the appointment of the new Board of Statutory Auditors and the Chairman thereof; and

(iii) A press release dated May 4, 2005 announcing the availability to business customers of a credit line of up to 90% of their expected VAT reimbursements, in an aggregate amount of up to €100,000,000.

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Rome at +39 06 697 6791 should you have any queries.

Very truly yours,



Robert Ellison

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.
Dott. Guglielmo Maresca, Banca Carige S.p.A.

BANCA CARIGE

Cassa di Risparmio di Genova e Imperia

Genova, aprile 2005

Gentile Azionista,

nella seduta del 25 marzo u.s. il Consiglio di Amministrazione della Banca Carige SpA ha approvato il progetto di bilancio 2004 da sottoporre all' **Assemblea ordinaria degli Azionisti, che si terrà in prima convocazione giovedì 28 aprile 2005 alle ore 10,30** ed occorrendo, in seconda convocazione venerdì 29 aprile 2005 alla medesima ora presso la Sede Centrale della Banca - Sala Riunioni 3° piano, via David Chiossone 3 in Genova.

L' **utile netto** della Banca Carige sale a 107,5 milioni, evidenziando un incremento dell'1,3% rispetto al 2003, con un rendimento del patrimonio medio investito (ROAE) del 6,7%.

Il conseguimento di tali risultati rappresenta un traguardo positivo per Carige, tenuto conto che l'esercizio è stato caratterizzato da una congiuntura sfavorevole, condizionata dal perdurare della debolezza del ciclo economico e dal fallimento di Festival Crociere, i cui effetti sono stati completamente riassorbiti nel corso dell'esercizio.

Il Consiglio di Amministrazione ha deliberato di sottoporre all'Assemblea ordinaria degli Azionisti la distribuzione di un **dividendo** di 0,0723 euro per azione ordinaria (valore allineato al 2003) e di 0,0923 euro per azione di risparmio. Il dividendo, approvato dall'Assemblea, verrà messo in pagamento il 5 maggio, mentre le azioni saranno negoziate ex dividendo a partire dal 2 maggio.

La Carige ha proseguito nel 2004 la strategia di espansione del Gruppo, confermata nel Piano strategico per il triennio 2005-2007: il perimetro del Gruppo Carige si è infatti ulteriormente ampliato attraverso l'acquisizione del controllo della Cassa di Risparmio di Carrara e della Banca Cesare Ponti (nel mese di dicembre).

Il **Piano strategico 2005-2007** del Gruppo Banca Carige approvato nel maggio 2004 ed elaborato in continuità con quanto realizzato negli esercizi passati (rafforzamento patrimoniale e societario della Banca, espansione per linee interne ed esterne), conferma la *mission* di affermarsi quale conglomerato bancario, finanziario, previdenziale e assicurativo a livello nazionale, radicato nei singoli mercati locali, capace di differenziarsi nella qualità del servizio offerto al cliente anche attraverso la multicanalità integrata e la qualità delle risorse e delle strutture.

Coerentemente con tale *mission* e per il raggiungimento degli obiettivi prefissati di razionalizzazione ed incremento della redditività per favorire l'ulteriore sviluppo futuro, sono stati individuati i principali indirizzi strategici che si concretizzano nell'incremento delle masse intermediate per dipendente, della redditività delle singole aree di business e del contributo reddituale delle partecipazioni, nel miglioramento dell'efficienza operativa aziendale e nel contenimento del rischio.

Il conto economico 2004 evidenzia un **margine d'interesse** sostanzialmente stabile sul 2003 (-0,8%) che si dimensiona in 322,1 milioni ed un andamento in crescita dei **ricavi netti da servizi** (451,5 milioni; +15,8%), al cui incremento hanno contribuito 61,1 milioni di ricavi derivanti dall'operazione di cartolarizzazione di mutui in bonis per 864,5 milioni effettuata nell'anno. I **costi operativi** ammontano a 511,8 milioni, in aumento del 4,5% rispetto al 2003. L'aumento più significativo riguarda le altre spese amministrative (+11,9%), mentre le spese di personale crescono solo dello 0,7% e le rettifiche di valore su immobilizzazioni del 3,6%.

Le **Attività Finanziarie Intermediate per conto della clientela (AFI)** a fine anno hanno raggiunto i 24.899,4 milioni, registrando uno sviluppo del 9,2% nell'anno. In particolare la raccolta diretta evidenzia un aumento del 12,3%, raggiungendo gli 11.258,8 milioni rispetto ai 10.025,4 milioni del 2003; la raccolta indiretta, pari a 13.640,6 milioni registra uno sviluppo del 6,8% rispetto ai 12.767,1 milioni dello scorso anno.

BANCA CARIGE Societa' per Azioni
Capitale Sociale euro 1.113.326.839 i. v. al al 23.12.2003 - Sede legale in Genova, Via Cassa di Risparmio, 15
Codice Fiscale, Partita IVA e Iscr. Reg. Imprese Genova n. 03285880104
Iscritta all'Albo delle Banche e Capogruppo del Gruppo Banca Carige iscritto all'Albo dei Gruppi Bancari
Aderente al Fondo Interbancario di Tutela dei Depositi

I **crediti alla clientela** raggiungono i 9.468,1 milioni, risultando in crescita annua del 2,4%. Sterilizzando l'operazione di *securitisation* di mutui ipotecari *in bonis* realizzata a fine giugno 2004 di 864,5 milioni, la crescita risulterebbe pari al 10,6%.

La **rete delle filiali** della Banca Carige è rimasta invariata a 393 sportelli, mentre a livello di Gruppo il processo di crescita per via esterna ha portato il numero complessivo di punti vendita a 495 (456 nel 2003). Le **agenzie assicurative** distribuite su tutto il territorio nazionale sono pari a 405 unità.

A fine anno il **personale** della Banca Carige è risultato pari a 3.719 unità (3.759 a fine 2003) e, per quanto riguarda il Gruppo, si è registrata una crescita a 4.787 (4.354 nel 2003).

A livello di **risultati consolidati,** tutti i principali aggregati del Gruppo evidenziano performance positive.

Circa il conto economico, l' **utile netto** cresce del 19,1% salendo a 100,9 milioni (la crescita risulta pari al 19,1% anche se si considerano i dati 2003 pro forma, elaborati a parità di perimetro). Il margine di intermediazione cresce del 17,5% a 894 milioni (+10,5% il risultato pro forma). I costi operativi, che incorporano 22,2 milioni di euro relativi all'ammortamento del *goodwill* sulle acquisizioni effettuate dal Gruppo negli ultimi anni, crescono meno che proporzionalmente rispetto allo sviluppo del business e ciò genera una crescita del risultato di gestione del 35,3% (+27,5% pro forma) a 280 milioni. Sul fronte patrimoniale la **raccolta** complessiva ammonta a 30.365 milioni, in crescita del 18,2% sul 2003 (+8,3% a parità di perimetro) e gli **impieghi** a clientela ammontano a 11.580 milioni, in crescita del 13% (+3,4% a parità di perimetro).

In merito al passaggio ai **nuovi principi contabili internazionali IAS/IFRS,** Banca Carige ha avviato da tempo un progetto interfunzionale, che investe tutte le società del Gruppo, con l'orientamento, anche sulla base delle necessarie determinazioni degli Organi di Vigilanza, di adottare gli IAS/IFRS oltre che per il bilancio consolidato anche per quelli individuali delle Banche del Gruppo per l'esercizio 2005, con una prima applicazione degli stessi alla redazione delle relazioni semestrali al 30/6/2005.

L'analisi effettuata in termini di effetti sul bilancio della prima applicazione fa ritenere che i benefici riconducibili all'adozione del *fair value* nella valutazione delle partecipazioni e delle immobilizzazioni materiali saranno superiori ad eventuali effetti negativi derivanti dal diverso criterio di valutazione dei crediti, determinando un impatto positivo sulla consistenza patrimoniale della Banca.

I titoli della Banca Carige si sono apprezzati anche nel 2004, proseguendo il percorso di costante crescita progressivamente mantenuto dalla loro quotazione; l'azione ordinaria, al decimo anno di quotazione ufficiale al Mercato dei Titoli Azionari (MTA), a fine anno quotava 2,955 euro, in aumento nei dodici mesi del 5,8%. Anche l'azione di risparmio, ammessa alla quotazione MTA a partire dal 4 dicembre 2002, si è apprezzata; a fine anno quotava 3,357 euro, in aumento del 3% rispetto al valore di fine 2003.

* * *

Gentile Azionista,

confidiamo che i risultati più sopra illustrati costituiscano un'ulteriore conferma della validità della Sua scelta di investimento nella nostra azienda.

Le segnaliamo che il bilancio, nonché l'avviso di convocazione e la documentazione della prossima Assemblea, saranno consultabili sul sito internet www.gruppocarige.it.

Con l'occasione, nell'ottica di un sempre migliore e preferenziale rapporto con i nostri Azionisti, La invitiamo altresì a prendere visione nell'allegata brochure del **programma completo riservato ai Soci** per soddisfare le Sue esigenze di gestione del risparmio, con condizioni esclusive per conto corrente, servizi di pagamento, prestiti, mutui per la casa e assicurazioni. Il servizio di consulenza presso le filiali e il numero verde "Servizio Assistenza Clienti" sono a Sua disposizione per tutte le ulteriori informazioni.

Nel ringraziarLa per la cortese attenzione dedicataci, desideriamo infine ricordarLe che, ove Ella intenda partecipare all'Assemblea, dovrà richiedere la certificazione presso la Sua filiale **entro il prossimo 26 aprile;** per eventuali ulteriori necessità informative al riguardo, Ella potrà contattare la nostra Segreteria Generale - Rapporti con i Soci al numero verde 800-335577 o all'indirizzo e-mail segr.gen@carige.it.

Cordiali saluti.

IL DIRETTORE GENERALE	IL PRESIDENTE
(Alfredo Sanguinetto)	*(Giovanni Berneschi)*





BANCA CARIGE - QUADRO DI SINTESI

(risultati economici e patrimoniali espressi in milioni di euro e variazioni percentuali)

	31/12/2004	31/12/2003	Var. % 2004/2003	Var. % 2003/2002
Attivita' finanziarie della Clientela :	24.899,4	22.792,5	+ 9,2	+ 5,4
- Raccolta diretta	11.258,8	10.025,4	+ 12,3	+ 8,5
- Raccolta indiretta	13.640,6	12.767,1	+ 6,8	+ 3,1
Crediti lordi verso Clientela	9.468,1	9.247,1	+ 2,4	+ 7,1
Capitale e riserve	1.622,2	1.606,0	+ 1,0	+ 17,3

	31/12/2004	31/12/2003	Var. % 2004/2003	Var. % 2003/2002
Margine di interesse	322,1	324,7	- 0,8	+ 7,0
Margine di intermediazione	773,5	714,4	+ 8,3	+ 9,8
Risultato di gestione	261,8	224,5	+ 16,6	- 5,5
Utile netto	107,5	106,2	+ 1,3	+ 1,3

	31/12/2004	31/12/2003	Var. % 2004/2003	Var. % 2003/2002
Rete distributiva :				
- Filiali	393	393	0,0	+ 0,5
- Bancomat	465	461	+ 0,9	+ 1,3
- P.O.S.	12.567	11.211	+ 12,1	+ 18,8
Personale	3.719	3.759	- 1,1	+ 7,0

BANCA CARIGE

Cassa di Risparmio di Genova e Imperia

BANCA CARIGE S.p.A. - Cassa di Risparmio di Genova e Imperia
Sede sociale in Genova, Via Cassa di Risparmio 15
Capitale sociale euro1.113.326.839 interamente versato
Registro delle Imprese di Genova - Codice Fiscale - Partita I.V.A. n.03285880104
Società Capogruppo del Gruppo Banca CARIGE
iscritto nell'Albo dei gruppi bancari presso la Banca d'Italia

ASSEMBLEA DEGLI AZIONISTI

L'Assemblea degli Azionisti tenutasi in Genova il 28 aprile u.s. ha approvato il bilancio relativo all'esercizio 2004, i cui dati più significativi sono i seguenti:

	Dati al 31/12/2004 (in milioni di Euro)	Variazioni su anno precedente
Attività finanziarie intermediate	24.899,4	9,2%
Raccolta diretta da clientela	11.258,8	12,3%
Impieghi con clientela (1)	9.468,1	2,4%
Margine di intermediazione	773,5	8,3%
Utile d'esercizio	107,5	1,3%
Patrimonio netto (2)	1.646,2	1,1%

(1) al lordo delle presunte perdite e comprese le immobilizzazioni in leasing
(2) dopo la ripartizione dell'utile

Il dividendo - rappresentato dalla cedola n. 6 per le azioni ordinarie e dalla cedola n. 5 per le azioni di risparmio - pari a euro 0,0723 per ogni azione ordinaria ed a euro 0,0923 per ogni azione di risparmio, al lordo delle ritenute di legge, è pagabile dal 5 maggio 2005 (data di stacco: 2 maggio 2005) presso gli intermediari aderenti al sistema di gestione accentrata di strumenti finanziari.

I possessori di azioni non ancora dematerializzate dovranno previamente consegnare le stesse a un Intermediario autorizzato per la loro immissione nel sistema di gestione accentrata in regime di dematerializzazione, ai sensi dell'art.51 della delibera CONSOB n.11768 del 23/12/98.

L'Assemblea ha altresì nominato il Collegio sindacale, che risulta così composto: Presidente Antonio SEMERIA; Sindaci effettivi: Andrea TRAVERSO e Massimo SCOTTON; Sindaci supplenti: Adriano LUNARDI e Luigi SARDANO. Durata della carica: esercizi 2005-2007, con scadenza all'assemblea di approvazione del bilancio al 31/12/2007.

A decorrere dalla data odierna è a disposizione del pubblico presso la Sede sociale e presso la Sede della Borsa Italiana S.p.A. la documentazione prevista dall'art.77 della delibera CONSOB n.11971 del 14/5/99, ad eccezione del verbale della predetta Assemblea degli Azionisti del 28/4/2005 che sarà disponibile nel termine più ampio previsto dal citato articolo. La predetta documentazione verrà inviata a quanti ne faranno richiesta alla CARIGE S.p.A. - Segreteria Generale - Rapporti con Soci - Via Cassa di Risparmio 15 - 16123 Genova, numero verde 800 335577 e in subordine numeri 010 5794259/5792721. Il presente avviso è pubblicato anche in osservanza della delibera CONSOB n. 11971 del 14/5/99 e successive modificazioni.

Genova, 29 aprile 2005



Ritaglio stampa ad uso esclusivo del destinatario, non riproducibile

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BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

Anticipazione Iva, il Gruppo Banca Carige mette a disposizione 100milioni di euro per le aziende

Banca Carige, in qualità di capogruppo, ha aderito al protocollo siglato da ABI (Associazione Bancaria Italiana), Confindustria e Agenzia delle Entrate in materia di anticipazione dei crediti Iva, mettendo un plafond di 100milioni di euro a disposizione delle aziende proprie clienti titolari di conto fiscale.

Per accedere all'anticipazione, sarà sufficiente presentare allo sportello di una delle banche del Gruppo - Carige, Cassa di Risparmio di Savona, Banca del Monte di Lucca, Cassa di Risparmio di Carrara e Banca Cesare Ponti - l'attestazione di certezza e liquidità del credito IVA, prevista dall'articolo 10 del Decreto Legge n. 269/2003 convertito, con modificazioni, nella legge n. 326/03

Le imprese otterranno un'anticipazione fino al 90% del credito vantato nei confronti dell'Agenzia delle Entrate, a tasso di interesse agevolato rispetto alle normali condizioni di mercato.

Genova, 4 maggio 2005